

03021068

June 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Act	1933
Section	12(H)
Rule	
Public Availability	6/2/2003

Re: ISE Labs, Inc. (the "Company")
Incoming letter dated May 30, 2003

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), which arose at the end of the Company's 2000 fiscal year, with respect to options granted and to be granted pursuant to the Company's 1997 Stock Option/Stock Issuance Plan in the manner and subject to the terms and conditions set forth in your letter. This position applies to the period beginning July 10, 2002 and will remain in effect until the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

David C. Lee
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2003

Mail Stop 4-2

Jean M. McLoughlin, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: ISE Labs, Inc.

Dear Ms. McLoughlin:

In regard to your letter of May 30, 2003 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

DAVIS POLK & WARDWELL

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650-752-2000

May 30, 2003

Memorandum for: Mr. David Lee

Re: **ISE Labs, Inc. No-action Letter**

On behalf of ISE Labs, Inc. (the "Company"), please find enclosed an application for an exemption or no-action relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to options that have been granted to employees of the Company and the Company's affiliates under its 1997 Stock Option/Stock Issuance Plan.

Also enclosed are seven additional copies of the application.

We understand that the staff of the Securities and Exchange Commission (the "Staff") will consider the Company's request for an exemption or no-action relief on a confidential basis, and if for any reason does not concur with our conclusions, will provide us the opportunity to confer with members of the Staff to discuss revisions to the application, prior to providing any written response to the application.

If the Staff needs any additional information regarding the application, or if we may otherwise be of assistance, please feel free to telephone either of the undersigned at the numbers below.

Jean M. McLoughlin (650-752-2037)
Cynthia A. Akard (650-752-2045)

cc: Richard Wei (ISE Labs)
Alan Denenberg (Davis Polk & Wardwell)

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

May 30, 2003

Re: **ISE Labs, Inc.**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ISE Labs, Inc. (the "**Company**"), a California corporation, we hereby apply for an exemption or request no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), from the registration requirements of Section 12(g) of the Exchange Act with respect to options that have been, and will be, granted to employees of the Company and the Company's parent under its 1997 Stock Option/Stock Issuance Plan (the "**Plan**"). More than 500 individuals currently hold options issued under the Plan. Because the Company's current total assets are in excess of $10 million, the Company is seeking an exemption or no-action relief to avoid being a reporting company as would otherwise be required under Section 12(g) of the Exchange Act.

The scope of relief requested on behalf of the Company does not include the Company's common stock, as we are of the opinion that such stock is not part of the same class of securities as options granted under the Plan.

As described below, the Company satisfies the guidelines for relief from Section 12(g) of the Exchange Act (the "**Guidelines**") published by the Division of Corporation Finance in its March 29, 2001 update to the current issues and rulemaking projects outline dated November 14, 2000 and as applied in prior no-action letters issued by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"). *See, e.g.*, Letters to AMIS Holdings, Inc.

(July 30, 2001); Gen-Probe Incorporated (August 15, 2001); NewSouth Holdings, Inc. (August 6, 2001); Tality Holdings, Inc. (September 19, 2001); Unisphere Networks, Inc. (January 15, 2002); and InFlow Group, Inc. (February 13, 2002).

This letter replaces and supercedes the original letter sent to the Commission dated July 10, 2002.

I. Facts

The Company has provided us with, and authorized us to disclose on its behalf, the following factual information.

Background. The Company provides integrated circuit testing and evaluation. The Company was incorporated in November 1983. Until May 1999, its operations were financed through privately placed venture capital financings. In April 1998, the Company filed a registration statement on Form S-1 with the Commission, which was withdrawn prior to effectiveness upon the Company's application for order of withdrawal filed in December 1998 due to financial market conditions.

The Company was acquired by ASE Test Limited ("**Parent**"), a Singapore corporation, on May 5, 1999, pursuant to a Stock Purchase Agreement dated as of March 15, 1999 (the "**Stock Purchase Agreement**") between Parent and all of the then existing shareholders of the Company (the "**Acquisition**"). After the Acquisition, six individuals and trusts continued to hold 5,250,000 shares (or approximately 30%) of common stock of the Company, with Parent owning the remaining 70% of the common stock of the Company. In November 2000, Parent purchased 100,000 of such shares from one of the remaining individual shareholders, and in January 2002, all of the remaining shareholders exercised their put option pursuant to the Stock Purchase Agreement to sell the remaining shares to Parent.

The Company is currently a wholly owned indirect subsidiary of Parent with 100% of the Company's outstanding common stock owned by ASE Test Holdings Ltd., a Cayman Islands company and wholly owned subsidiary of Parent.

Parent is a foreign private issuer whose ordinary shares are registered pursuant to Section 12(g) of the Exchange Act and are quoted on the Nasdaq National Market.

Stock Option Plan. In 1997, the Board of Directors of the Company (the "**Board**") adopted the Plan and reserved 3,500,000 shares of common stock for issuance under the Plan. The Board adopted the Plan to extend the benefits of an equity incentive program to a broad-based group of the Company's employees. At the time of the acquisition of the Company by Parent, there were approximately 319 holders of outstanding options to purchase 2,338,775 shares of common stock. After the acquisition, the Company continued to operate the Plan, and at various times over the next two years, new employees of the Company and its affiliates were given notices of option grants under the Plan. In March 2000, the number of shares reserved under the Plan was increased to 4,812,500 shares.

As of December 31, 2001, approximately 529 individuals held option grant notices representing options to purchase an aggregate of 3,393,512 shares of the Company's common stock. As of December 31, 2000, approximately 597 individuals held option grant notices representing options to purchase an aggregate of 3,633,900 shares of the Company's common stock. The Company has administered the Plan internally and was not aware that the requirements of Section 12(g) apply to optionholders until after April 30, 2001, the date upon which the Company would have been required to register the options pursuant to Section 12(g) or to seek relief from such registration requirements. Once the Company became aware of the registration requirements of Section 12(g) with respect to its options, the Company began to prepare to seek relief from such registration requirements pursuant to this letter.

There are currently no shares of stock outstanding that have been acquired pursuant to the exercise of any options. An employee of the Company submitted a notice of exercise of an option for 950 shares of the Company's common stock, but immediately upon issuance of the shares in January 2002, the Company repurchased the shares as agreed with the employee.

The Plan is currently the only equity compensation plan of the Company. Under the Plan, participants may be granted options or stock. However, no stock awards have been issued, or are expected to be issued, under the Plan. Although the Company is not requesting relief for any future stock awards, any such stock awards will have the same transfer restrictions as the options and shares acquired upon exercise of the options as described herein, and the Company will only grant such stock awards to employees and directors of the Company, its parents or its majority-owned subsidiaries that satisfy the special requirements of Rule 701 or to consultants and advisors that meet the special requirements of Rule 701. The Plan does not permit the issuance of stock appreciation rights or other awards. The Company believes that the Plan promotes the interests of its shareholders by providing participants with the opportunity to purchase its common stock. By encouraging stock ownership, the Company seeks to attract, retain and motivate its participants and to encourage them to devote their best efforts to the Company's business and financial success.

All employees, officers and directors of the Company and its affiliates and, to the extent provided in the Plan as described below, consultants and other independent advisors to the Company and its affiliates, are eligible to participate in the Plan (the "**Participants**"). For purposes of the foregoing, in accordance with Rule 701(c) under the Securities Act of 1933, as amended (the "**Securities Act**"), "affiliates" include parent corporations and majority-owned subsidiaries. All holders of outstanding options are either (i) employees or directors of the Company or its parents or (ii) consultants of the Company or its parent within the meaning of Rule 701. For so long as it is relying on the relief granted in response to this letter, the Company undertakes that it will only grant options to employees and directors of the Company, its parents or its majority-owned subsidiaries that satisfy the special requirements of Rule 701 or to consultants and advisors that meet the special requirements of Rule 701.

Each option is evidenced by an individual notice of grant and option agreement, stating the terms and conditions thereof, including the number of options granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All options are expressly subject to the terms of the Plan.

The following is a summary of the material terms of the Plan, the option agreements and the options that the Company granted under the Plan. In reviewing this letter, the Staff may assume that we have described all relevant, material provisions of the Plan and the option agreements entered into thereunder in the body of this letter.

1. Each option represents the right to purchase the number of shares of common stock at an exercise price and at the times provided in the Plan or the individual notice of grant.

2. The exercise price for each share of common stock subject to an option is established by the Board, but can in no event be less than 85% of the fair market value of the Company's common stock on the date of grant (or 110% of the fair market value of the Company's common stock on the date of grant for any 10% shareholder).

3. The options expire ten years after the date of grant, subject to earlier termination in some circumstances.

4. A holder of an option granted under the Plan has no voting or other rights as a shareholder, by reason of such option, until the option holder exercises the option and becomes a holder of record of the purchased shares.

5. Under the Plan, vesting provisions of individual options may vary. In general, options have been granted with a vesting schedule of four years, with 25% of the shares subject to the option vesting on the first anniversary of the date of grant, and with the remainder vesting in equal quarterly installments over the remaining three years. The options may be exercised to the extent vested, subject to compliance with law.

6. The options granted to date may not be exercised prior to vesting, but the Board has discretion to grant options which may be exercisable for unvested shares. In the event that the Board allowed early exercise of options, any unvested shares acquired pursuant to such exercise are subject to repurchase by the Company, at the original exercise price paid per share, during the 60-day period following the date the option holder leaves the Company's employ or service.

7. If an option holder's service to the Company or its affiliates is terminated, the option holder's unvested options terminate immediately and the option holder is permitted to retain his or her vested options for the period set forth below:

   - If an option holder's service to the Company is terminated, other than by death or disability or for misconduct, the option holder may exercise the vested portion of any option until the earlier of three (3) months following the option holder's termination and the scheduled expiration of the term of the option, after which time the option will terminate.

   - If an option holder's service is terminated due to death or disability, the option holder (or the option holder's estate or designated heir or devisee) may exercise the vested portion of any option until the earlier of twelve (12) months following termination and the scheduled expiration of the term of the option, after which time the option will terminate.

   - If an option holder's service is terminated for misconduct, the option terminates immediately and the option holder may not exercise the option.

8. Options may not be transferred, except by will or the laws of descent and distribution, and are exercisable only by the option holder during the lifetime of the option holder.

9. The Company has a right of first refusal on any proposed transfer of shares of common stock an option holder acquires upon the exercise of options.

10. The board of directors administers the Plan unless and until the board delegates administration to a committee consisting of one or more members of the board of directors (the "**Committee**"). The board of directors has discretion to determine which participants receive options, the type of stock award granted, the provisions of each stock award granted and the number of shares of stock with respect to which a stock

award is granted. The board also has the power to interpret the plan and the stock awards granted under it. If established, the Committee would administer the Plan with the same discretionary powers possessed by the board, subject to any resolutions adopted by the board.

Undertakings by the Company in Connection with this Application for Relief. The Company undertakes, promptly after receipt of the relief herein requested and as a condition to the receipt of that relief, (1) to amend its bylaws, the Plan and the form of stock purchase agreement to be executed by each option holder upon exercise of options so that transfer restrictions will apply to all vested and unvested shares of the Company's common stock issued pursuant to the exercise of options, as further described below, and (2) to amend the Plan to impose a requirement that grants of stock awards made to consultants and advisors may be made only if the consultant or advisor meets the special requirements of Rule 701.

1. Transfer Restrictions on Shares.

The Company hereby undertakes, promptly after receipt of the relief herein requested and as a condition to the receipt of that relief, to amend its bylaws, the Plan and the form of stock purchase agreement which would be executed by each option holder upon exercise of options to prevent all Prohibited Transfers (as defined below) of shares of the Company's common stock acquired as a result of the exercise of options prior to the Initial Transferability Date (as defined below). As part of this amendment, the Company will provide that shares of common stock received upon the exercise of options may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by the holder thereof prior to the Initial Transferability Date, except back to the Company, by will or the laws of descent and distribution or other donative transfers to "family members" as defined in, and under the circumstances permitted by, Rule 701 ("**Prohibited Transfers**"). The amendment will further provide that any attempted transfer in violation of these prohibitions will be void *ab initio* and that any permitted transferee will be prohibited from further transferring the shares. The "**Initial Transferability Date**" means the earlier of (i) the effective date of a registration statement filed by the Company under the Securities Act in connection with an underwritten public offering of any class of its equity securities or (ii) the date on which any class of securities of the corporation is registered pursuant to Section 12 of the Exchange Act.

2. Consultant Participants.

Grants of options to consultants and advisors have been made only to those consultants and advisors that satisfy the special requirements of Rule 701. The Company hereby undertakes, promptly after the receipt of the relief herein requested—as a condition to the receipt of that relief—to amend the Plan to impose a requirement that grants of stock awards made to consultants and advisors may be made only if the consultant or advisor meets the special requirements of Rule 701(c)(1) and the Company determines that Rule 701 or another exemption from registration under the Securities Act is available.

The Company undertakes that it will not amend any term of the Plan, the option agreements or the stock purchase agreements described in this letter (including the transfer restrictions and consultant eligibility provisions) in a manner that would be inconsistent with the basis upon which relief was granted in response to this letter so long as the Company is relying on such relief.

II. Discussion

A. Securities Act

The exercise of options granted under the Plan will not be permitted unless exempt from registration under the Securities Act under Rule 701 or another applicable exemption.

B. Exchange Act Registration Requirements

Section 12(g) of the Exchange Act, as supplemented by Rule 12g-1, requires every issuer meeting the jurisdictional requirements of the Exchange Act, having total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Issuers are required to comply with the registration requirements within 120 days after the last day of its first fiscal year when it first meets the total asset and record holder test. Section 3(a)(11) of the Exchange Act defines "**equity security**" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security, such as the options issued under the Plan. For this purpose, it is our opinion that common stock and options to purchase common stock constitute two separate classes of equity securities. Although the Company's common stock is currently held only by the Parent, and the Company does not currently have any preferred stock outstanding, there are currently more than 500 holders of options. Accordingly, absent an exemption or other relief from these registration requirements, the Company would be subject to the registration requirements of Section 12(g). This application requests relief solely with respect to the Company's options and not with respect to its common stock or preferred stock.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "**1964 Amendments**"). Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

(c) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

All of the above authorities strongly suggest that it was not the intent of Congress to require Exchange Act registration by an issuer of options because: (1) the options are not "securities traded in the over-the-counter market" and (2) there is no active investor interest in such options because the options are not readily transferable.

C. The Staff's Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) if the Staff finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

D. Appropriateness of Exemption or Other Relief

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. As a result, the options to purchase the Company's common stock or preferred stock might be deemed to be a class of equity security so that, if 500 or more persons held the options, the Company would be subject to the registration requirements of Section 12(g), unless an exemption or other relief from these registration requirements were granted.

Assuming that the Company would be subject to the registration requirements of Section 12(g) as a result of the number of persons holding options granted under the Plan, there would still be no public investors in the Company's common stock or preferred stock, and none of the common stock, the preferred stock or the options would be publicly traded. The history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under these circumstances. Accordingly, we believe that it would be appropriate for the Commission to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for options granted or to be granted under the Plan.

1. Number of Public Investors

Section 12(h) specifies a number of factors to consider in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Because the Company grants options under the Plan without cash or other tangible consideration, the Commission should not consider the option holders to be investors in the Company. If, in the future, there are more than 500 holders of stock (including, for purposes of this calculation, each holder of stock acquired through the exercise of an option granted under the Plan), the Company will register under Section 12(g) of the Exchange Act and file a Securities Act registration statement for the stock issuable upon exercise of the options.

2. Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. The Plan has been structured to preclude trading of the options, and the Company has undertaken herein to amend its bylaws, the Plan and the form of stock purchase agreement under the Plan to impose transfer restrictions on all stock that has been and will be issued to option holders upon exercise, prohibiting transfers except back to the Company, by will or the laws of descent and distribution or other donative transfers to "family members" as defined in, and under the circumstances permitted by, Rule 701. As such, there will be no opportunity for any trading to take place or any trading interest in the options to develop.

3. Nature of Issuer

The last factor mentioned in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it remains very much a private company with Parent as its only shareholder and due to the Company's undertaking to impose transfer restrictions on all stock that has been and will be issued to option holders upon exercise.

Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Plan.

4. Information Available to Option Holders

The Guidelines indicate that any relief from the Staff's current position under the existing line of no-action letters is premised on option holders receiving essentially the same Exchange Act registration statement, annual report and quarterly report information that they would have received had the Company registered the class of securities under Section 12, including audited annual financial statements and unaudited quarterly financial information, prepared in accordance with GAAP.

So long as the Company is relying on the relief granted pursuant to this request, it undertakes to deliver as set forth below the following information to holders of the Company's options and stock received on exercise of the options:

(a) Promptly after the granting of the relief herein requested, the Company will provide an information statement (the "**Information Statement**") which contains essentially the same information as the Company would prepare for an Exchange Act registration statement on Form 10. The Information Statement will include, among other things, the following: information concerning the Company's business, selected financial data, management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, properties information, executive compensation, security ownership of certain beneficial owners and management, information about directors and executive officers, certain relationships and related transactions information, legal proceedings information, a description of the Company's capital stock, a description of the indemnification of directors and officers, annual audited consolidated financial statements (prepared in accordance with GAAP), unaudited quarterly financial information (prepared in accordance with GAAP) through the period most recently available at the time the Information Statement is prepared, and information on changes in and disagreements with the accountants on accounting and financial disclosure.

(b) After making the Information Statement available, the Company will provide, within 60 days after the end of each subsequent quarter, quarterly reports (the "**Quarterly Reports**") which contain essentially the same information as the Company would prepare for an Exchange Act quarterly report on Form 10-Q. The Quarterly Reports will include, among other things, the following: unaudited quarterly financial statements (prepared in accordance with GAAP), management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, legal proceedings information, information concerning changes in the terms and rights of holders of securities, information concerning any defaults upon senior securities and information concerning any matters submitted to a vote of security holders.

(c) The Company will also subsequently provide, within 120 days after the end of each fiscal year, annual reports (the "**Annual Reports**") which contain essentially the same information as the Company would prepare for an Exchange Act annual report on Form 10-K. The Annual Reports will include, among other things, the following: information concerning the Company's business, properties information, legal proceedings information, information concerning any matters submitted to a vote of security holders, selected financial information, management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, annual audited consolidated financial statements (prepared in accordance with GAAP), information concerning any changes in and disagreements with accountants on accounting and financial disclosure information, directors and executive officer information, executive compensation, security ownership of certain beneficial owners and management and certain relationships and related transactions information.

So long as the Company is relying on the relief granted pursuant to this request, the Company undertakes to provide, free of charge, copies of the Information Statement, Quarterly Reports and Annual Reports on a continuing basis to holders of the Company's options and stock received on exercise of the options, so long as the holder agrees to keep such documents confidential. In the event a holder will not agree to keep such documents confidential, the Company undertakes to make the Information Statement, Quarterly Reports and Annual Reports available for inspection during normal business hours from the stock option administrator or human resources personnel at its corporate headquarters in

Fremont, California, and any other of the Company's (or its affiliates') business locations where holders of options (or holders of any shares acquired upon exercise of options) under the Plan work or can visit in the event they are no longer employed by the Company. *See* Letters to InFlow Group, Inc. (February 13, 2002); AMIS Holdings, Inc. (July 30, 2001); Mitchell International Holding, Inc. (December 27, 2000); General Roofing Services, Inc. (April 13, 2000); and Kinko's, Inc. (November 30, 1999).

E. Guidelines from the Staff Concerning the Criteria for Relief

Under an existing line of no-action letters, the Staff has previously granted no-action relief pursuant to Section 12(h) of the Exchange Act under specified conditions to other applicants where the applicant was seeking to grant options to more than 500 employees. *See, e.g.*, Letters to Starbucks Corporation (April 2, 1992); Kinko's, Inc. (November 30, 1999); General Roofing Services, Inc. (April 13, 2000); and Mitchell International Holding, Inc. (December 27, 2000).

In the March 29, 2001 Guidelines, the Division of Corporation Finance set forth the following modifications to the criteria under which the Staff will grant relief to companies that would otherwise trigger Section 12(g) of the Exchange Act as a result of option grants:

- The options may be immediately exercisable.
- Former employees may retain their vested options.
- Options may be transferable in the event of death or disability of the option holder.
- Stock received on exercise of the options may be transferable back to the company or in the event of death or disability.
- Consultants may participate in the option plan if they would be able to participate under Rule 701.

The above modifications were premised on option holders receiving essentially the same Exchange Act registration statement, annual report and quarterly report information they would receive had the company registered the class of securities under Section 12.

We believe the Plan and the related agreements, as amended to reflect the undertakings of the Company stated herein, satisfies the requirements set forth in the Staff's prior no-action letters, the modifications set forth in the Guidelines and the Staff's subsequent no-action letters to other applicants in situations similar to that of the Company's. *See, e.g.*, Letters to AMIS Holdings, Inc. (July 30, 2001); Gen-Probe Incorporated (August 15, 2001); Tality Holdings, Inc. (September 19,

2001); Unisphere Networks, Inc. (January 15, 2002); and InFlow Group, Inc. (February 13, 2002).

In particular, we note the following with respect to the Plan:

- Options will be granted under the Plan only to eligible participants.
- Options are granted without consideration for the purpose of incentivizing option holders.
- Holders of options granted under the Plan are under no obligation to exercise options.
- Options granted under Plan are the non-transferable (other than by will or the laws of descent and distribution) and, as a result, option holders should not be treated as public investors.
- There is no market by which any option holder can receive anything of value for an option prior to exercise, and accordingly no trading interest in the options exists.
- The relief requested is limited to options granted and to be granted under the Plan.
- The Company has made undertakings to provide option holders with material information.

The essential criteria for relief are limits on transferability of the options and the stock acquired pursuant to exercise of the options. As permitted by the March 29, 2001 Guidelines, the options granted under the Plan are only transferable by will or the laws of descent and distribution. The Company plans to satisfy this criteria with respect to stock acquired on exercise of options in the following manner:

As described above, the Company undertakes to amend its bylaws, the Plan and the form of stock purchase agreement to impose a requirement that, prior to the Initial Transferability Date, any shares of common stock of the Company received as a result of the exercise of options may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by the holder thereof, except back to the Company, by will or the laws of descent and distribution or other donative transfers to "family members" as defined in, and under the circumstances permitted by, Rule 701, and any such permitted transferee will be prohibited from further transferring the shares. Any such attempted transfer in violation of the prohibitions would be void *ab initio*. The Company believes that these traditional, limited permitted transfers of its common stock to a spouse, child or grandchild or the option holder, or a trust for their benefit under the option agreements, essentially for estate planning purposes, do not alter the non-public nature of the holders of its common stock and should not prevent the Company from receiving an exemption, or no-action relief, under Section 12(h).

III. Conclusion

Based upon the Guidelines from the Division of Corporation Finance, we respectfully request that the Staff issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act as a result of the options it has issued and may issue in the future under the Company's Plan. We further request that this order or grant of no-action relief remain in effect until the earlier of (i) the Company becoming a reporting company under the Exchange Act or (ii) more than 500 persons becoming holders of any class of the Company's equity securities, other than options which have been granted under the Plan.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to telephone the undersigned at (212) 450-4416 or (650) 752-2037.

Very truly yours,



Jean M. McLoughlin